

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 29, 2016

R. Bruce McDonald
Chief Executive Officer
Adient Limited
25-28 North Wall Quay, IFSC
Dublin 1, Ireland

      Re: **Adient Limited**
              Form 10-12B
              Filed April 27, 2016
              File No. 001-37757

Dear Mr. McDonald:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ A.N. Parker

              Anne Nguyen Parker
              Assistant Director
              Office of Transportation and Leisure

cc: David K. Lam
       Wachtell, Lipton, Rosen & Katz